UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALLIANCE DATA SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	001-15749	31-1429215
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

7500 DALLAS PARKWAY, SUITE 700 PLANO, TEXAS	75024
(Address of principal executive offices)	(Zip Code)

Joseph L. Motes III
Senior Vice President, General Counsel, and Secretary
(214) 494-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

Alliance Data Systems Corporation ("ADSC" or, including its consolidated subsidiaries and variable interest entities, the "Company") is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries.

BrandLoyalty Group B.V. ("BrandLoyalty"), a subsidiary of the Company, contracts to manufacture certain products used as rewards in its short-term loyalty programs. In August 2015, BrandLoyalty acquired 100% of the stock of Edison International Concept & Agencies B.V. ("Edison") and Max Holding B.V. ("Merison") and as a result, Edison and Merison's products have been included in BrandLoyalty's evaluation.  Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the "Rule"), the Company undertook an evaluation of the products that BrandLoyalty contracted to manufacture in calendar year 2016 to ascertain whether any products contained cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are currently limited to tin, tantalum, and tungsten (collectively, the "Conflict Minerals"), and, if so, whether Conflict Minerals were necessary to such product's functionality or production.

The Company developed a comprehensive list of products taken, or available to be taken, into inventory in 2016. With assistance from BrandLoyalty's Category Management, Sourcing, and Quality departments, the Company refined this list to products that contained Conflict Minerals and assessed whether the Conflict Minerals were necessary to the functionality or production of such products within the scope of the Rule. From this evaluation, the Company concluded that BrandLoyalty's short-term loyalty programs offered approximately 4,800 products as rewards in 2016, and that 319 of these products contained Conflict Minerals. Of these 319 products, the Company determined that BrandLoyalty contracted to manufacture 22 products where Conflict Minerals were necessary to the functionality or production of such products ("Covered Products") from eight suppliers.

The Company identified tin, tantalum, tungsten, and gold as the Conflict Minerals necessary to the functionality or production of the Covered Products and conducted a reasonable country of origin inquiry to ascertain whether the Conflict Minerals used in such products originated in the Democratic Republic of the Congo or an adjoining country (collectively, "Covered Countries") or was from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The Company prepared and provided the eight suppliers with a questionnaire based on the Conflict Minerals Reporting Template prepared by the Electronics Industry Citizenship Coalition ("EICC") and the Global eSustainability Initiative ("GeSI"), and 100% of the suppliers responded. The Company reviewed and evaluated all supplier responses and conducted follow-up inquiries as necessary to clarify and confirm all responses. Each supplier confirmed that it sources its Conflict Minerals locally, that it does not source Conflict Minerals from any of the Covered Countries, and that it prohibits its direct suppliers from sourcing Conflict Minerals from Covered Countries as well. The responses also indicated that all eight suppliers used one or more of six smelters to process their Conflict Minerals. Each of the six smelters is in compliance with the Conflict Free Smelter Initiative sponsored by the EICC and GeSI, namely: (1) Yunnan Tin Company, Ltd., which is currently classified as a conflict-free tin smelter; (2) Yunnan Chengfeng Non-ferrous Metals Co., Ltd., which is currently classified as an active tin smelter that has committed to undergo a Conflict-Free Smelter Program audit or is participating in one of the cross-recognized certification programs; (3) Jiangxi Xinsheng Tungsten Industry Co., Ltd., which is currently classified as a conflict-free tungsten smelter; (4) Ganzhou Huaxing Tungsten Products Co., Ltd., which is currently classified as a conflict-free tungsten smelter; (5) Changsha South Tantalum Niobium Co., Ltd., which is currently classified as a conflict-free tantalum smelter; and (6) Zhongyuan Gold Smelter of Zhongjin Gold Corporation, which is currently classified as a conflict-free gold smelter.

Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of the products it contracted to manufacture in calendar year 2016 may have originated in the Covered Countries.

The foregoing information is publicly disclosed on the Company's website at https://www.alliancedata.com/content/uploads/Final-Conflict-Minerals-Disclosure-2017.pdf and at www.alliancedata.com on the Corporate Responsibility page under the heading "Conflict Minerals Report." The information on that website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit.

Not applicable.

Section 2 – Exhibits.

Item 2.01 Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alliance Data Systems Corporation

By:	/s/ Joseph L. Motes III	Date: May 26, 2017
Joseph L. Motes III
Senior Vice President,
General Counsel and Secretary